UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Stealth MediaLabs, Inc.

(Name of Issuer)

Common Stock, Par Value $.001

(Title of Class of Securities)

857-87P-104

(CUSIP Number)

Clifford M. Gross
Chairman and Chief Executive Officer
UTEK Corporation
202 South Wheeler Street
Plant City, FL 33563
813-754-4330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857-87P-104

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UTEK Corporation 59-3603677

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		4,121,165
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		4,121,165

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,165

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.67%

(14)	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer

This statement relates to the common stock, par value $.001 per share (Common Stock) of Stealth MediaLabs, Inc. a Nevada corporation (“Stealth”). Stealth’s principal executive offices are located at 203 N. Wabash, Suite 1805, Chicago, Illinois 60601.

Item 2. Identity and Background

(a)	Name of Person Filing:

UTEK Corporation

Certain information with respect to the directors and executive officers of UTEK Corporation is set forth in Exhibit 99.1 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

(b)	Business Address:

202 South Wheeler Street, Plant City, FL 33563

(c)	Principal Business:

UTEK Corporation is an innovative technology transfer company dedicated to building bridges between university and laboratory developed technologies and commercial organizations. UTEK identifies, licenses and finances the further development of new technologies and then transfers them to growing companies for an equity stake. UTEK is a business development company.

(d)	Criminal Proceedings:

During the last five years, neither UTEK Corporation nor any executive officer or director of UTEK Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, neither UTEK Corporation nor any executive officer or director of UTEK Corporation has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Place Of Organization:

Delaware

Item 3. Source and Amount of Funds or Other Consideration

Prior to April 2001, UTEK Corporation’s wholly owned subsidiary, Watermark Technologies, Inc., acquired the exclusive worldwide license for all fields of use to develop and market a proprietary technology for masking an Auxiliary Channel in the phase Spectrum of Stereo Audio. UTEK Corporation had invested approximately $157,000 in Watermark Technologies, Inc. for the purpose of acquiring the exclusive license. In April of 2001, Watermark Technologies, Inc. was acquired by BitzMart, Inc., a non-public Colorado corporation, in a tax-free stock for stock exchange. BitzMart, Inc. issued 450,000 shares of its common stock to UTEK Corporation for all of the issued and outstanding shares of Watermark Technologies, Inc.

In August 2001, UTEK Corporation purchased 41,667 shares of BitzMart, Inc.’s common stock in a private placement of its securities. UTEK Corporation paid $125,000 for these shares of common stock. In September and November of 2001, UTEK Corporation received 100,000 and 50,000 shares respectively of BitzMart, Inc.’s common stock pursuant to two Strategic Alliance Agreements between UTEK Corporation and BitzMart, Inc.

In September 2002, all of the issued and outstanding shares of common stock of BitzMart, Inc. were acquired by Stealth MediaLabs, Inc. pursuant to a Share Exchange Agreement between BitzMart, Inc. and KidsToysPlus.Com, Inc. dated August 23, 2002. All funds used by UTEK Corporation to acquire the above mentioned shares were obtained through the working capital of UTEK Corporation.

Item 4. Purpose of Transaction

UTEK Corporation acquired the shares of common stock of Stealth (and its predecessor entities) reported in this statement in the ordinary course of its business and for investment purposes. UTEK Corporation may purchase additional shares of common stock of Stealth from time to time, depending on various factors including, without limitation, the price of the common stock, stock market conditions and the business prospects of Stealth. UTEK Corporation may also determine to dispose of some or all of its beneficial holdings of Stealth’s common stock. UTEK Corporation reserves the right to increase or decrease its holdings on such terms and at such times as it may decide. UTEK Corporation has no present intention or arrangements or understandings to effect any of the transactions listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Pursuant to the Share Exchange Agreement, dated August 23, 2002, UTEK Corporation owns 4,121,165 shares, or approximately 20.67% of the issued and outstanding shares of common stock of Stealth MediaLabs, Inc. UTEK Corporation has the sole power to: (i) vote, (ii) direct the vote, (iii) dispose of, or (iv) direct the disposition of these shares. UTEK Corporation has had no transactions in any class of securities of Stealth MediaLabs, Inc. (or any of its predecessor entities) during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between UTEK Corporation and any other person, with respect to the shares of common stock of Stealth MediaLabs, Inc.

Item 7. Material to Be Filed as Exhibits

Exhibit No	Title Of Exhibit

99.1	Executive Officers and Directors of UTEK Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2002

Signature: /s/ Clifford M. Gross

Name/Title: Chairman And Chief Executive Officer